UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SmartGurlz US Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 3, 2017

Physical address of issuer
8606 Bradmoor Dr., 20817 Bethesda, Maryland

Website of issuer
https://www.smartgurlz.com

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$353,103	$535,156
Cash & Cash Equivalents	$30,123	$33,127
Accounts Receivable	$0	$0
Short-term Debt	$975,075	$538,802
Long-term Debt	$350,215	$306,136
Revenues/Sales	$381,870	$765,177
Cost of Goods Sold	$190,799	$334,763
Taxes Paid	$0	$0
Net Income	-$676,517	-$433,834

The above reflects the consolidated financials of SmartGurlz US Inc. and its subsidiary SmartGurlz A/S.



April 30, 2019

FORM C-AR

SMARTGURLZ US, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by SMARTGURLZ, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.smartgurlz.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2)
filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guaranteeing performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

SMARTGURLZ US, Inc. (the "Company" or "SMARTGURLZ") is a Delaware Corporation, formed on May 3, 2017.

The Company is located at 2221 South Clarke Street, 22202 Arlington VA

The Company's website is http://www.SMARTGURLZ.COM

The information available on or through our website is not a part of this Form C-AR.

THE BUSINESS
SmartGurlz is a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code. Connected via smartphone or tablet, SmartGurlz allows girls 6 and up to immerse themselves in Science, Technology, Engineering and Math (STEM). SmartGurlz Inspires the female leaders of tomorrow, today.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The financial statements included a "going concern" note. The Company has incurred losses from inception of $1,530,481 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company was originally formed as a foreign company, operating overseas and headquartered in Denmark, which may pose unknown risks. To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

Cyclical and seasonal fluctuations in the economy and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's cash position is relatively weak. The Company currently has only $30,000 in cash balances as of December 31, 2018. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.
The company has pr. 1st of April 2019 signed a deal with Morgan Stanly, releasing 200KUSD to SmartGurlz.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has a manufacturing contract with a company that manufactures the product in China. There is the potential that the company could experience manufacturing difficulties and have trouble shipping on time as a result. If the Company uses a single or limited number of suppliers, they may be at risk of shortage, price increases, changes, delay, or discontinuation of key components, which could disrupt and adversely affect its business.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Sharmi Albrechtsen and Jesper Nissen. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

THE BUSINESS
Description of the Business
SmartGurlz is a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code. Connected via smartphone or tablet, SmartGurlz allows girls 6 and up to immerse themselves in Science, Technology, Engineering and Math (STEM). SmartGurlz Inspires the female leaders of tomorrow, today.

Business Plan
Our major activities will be focused on increasing market share in the school's market with the adapted schools product using the new male character in a non-gender specific solution. In addition, we are pursuing a TV series-opportunity with our new product, Girls Meet Mars.

The Company's Products and/or Services

Product / Service	Description	Current Market
Siggy Robot	App-controlled, self-balancing scooter with action character as well as learning app	Middle-income families with girls aged 5-12 years old
SmartBuddyz	A complete school learning solution, including curriculums, robots and teacher guidelines.	85,000 American schools

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.
Further, competitors in the B 2 C markets are now moving to the schools and E-Tech market as well. However our solution is still unique due to the strong girls appeal.

Customer Base
Our customers are middle-income families.

85,000 K5-12 public schools

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
86-547,870	SMARTGURLZ (STANDARD CHARACTER MARK)	March 23, 2016	April 12, 2016	USA

Patents and Provisional Patent Applications
The Company has filed provisional patent applications for the below. The filing of a provisional patent application in no way guarantees that the patent will be issued. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Application or Registration #	Title	File Date	Country/Organization
29589544	TOY SCOOTER	January 3, 2017	USA
003340397-0001	SmartGurlz Design	June 16, 2016	EUIPO

Litigation
None.

Other
The Company's principal address is 2221 South Clarke Street, 22202 Arlington VA
The Company has the following additional address; Morgan Stanley | Multicultural Innovation Lab, 1585 Broadway, 9th Floor | New York, NY 10036

The Company conducts business in New York.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Sharmi Albrechtsen	CEO, Director (April 2015 – Present)	N/A
Jesper Nissen	COO, Director (April 2015 – Present)	N/A
Zania Ibrahim	VP Sales Europe	N/A
Martin Pidel	CMO, (January 2017)	N/A
Pauli Andersen	Director (April 2015 – Present)	Director E/ F Consulting (March 2006 – Present)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees and a number of consultants in New York and Denmark.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	Yes	N/A	100%	N/A
Common Stock Warrant	TBD	No	Additional shares will be issued if the warrants are exercised, resulting in dilution of potential ownership interests that can be obtained if the note issued pursuant to this offering is converted to equity.	0%	OTRA Capital Partners LLC, will receive warrants with a term of ten (10) years following the Termination Date of the loan agreement, with an aggregate exercise price equal to $60,000, with a per-security exercise price that equal the share price at the next financing round (the "Warrant Exercise Price"). The number of securities underlying each warrant to be issued will be determined by taking the aggregate price of each warrant, and then dividing that sum by the Warrant Exercise Price when it is capable of being calculated.
Common Stock	TBD	No	Additional shares will be issued if crowd notes are converted to equity, resulting in dilution of current and potential	0%	Holders of Crowd notes may receive shares in the company if the notes are converted to equity upon maturity of the

				ownership interests.			crowd loan, qualified equity financing obtained or a corporate sale of the company. The note can be converted to equity with a 20% discount compared to different conversion prices that have been set.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	OTRA Capital Partners LLC	$ 149,991	Monthly payments that are $2,500 until 1st of July, thereafter $7,500USD pr month.	Loan is repaid when the total aggregated payments amount to $ 180,000	First Priority Security Interest in all intangible and tangible assets.	February 2020	Warrants are issued as part of loan agreement
Loan	Choon's Design LLC	$31,032	6%	30% of the net profit generated on sales in the United States and Canada, form indirect sales to stores and direct internet sales, respectively.	None	upon the termination of exclusive distribution agreement between the Company and the distributor	If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement the Company will sell to the distributor, no more than 30% of common shares of SG AS.
Line of Credit	Choon's Design LLC	$138,223	0%	Repaid with cost price of inventory sold to customers in the USA and Canada	None	None	None
Crowd notes	Multiple private individuals	$531,370	5%	Entire balance repaid at maturity date if more than 50% of	None	December 29, 2019	The note can be converted to equity with a 20% discount compared to different

				the notes requires to do so. Otherwise notes will vest when shares are issued.			valuations of the company, if the company raises additional 1MUSD equity financing in preferred stock, or issues shares or is sold.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Sharper IVS and HL Marketing ApS.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sharper IVS	521,301 common shares	56.55%
HL Marketing ApS	300,504 commons shares	32.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100,500 in cash on hand as of December 31, 2018 .

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2017 and 2016, a shareholder advanced funds to the Company to be used in operations. These advances were non-interest bearing. At December 31, 2018, 2017 and 2016, unpaid advances totaled $12,453, $13,076 and $19,495, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately $112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totaling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018, 2017 and 2016, amounts owed under this agreement totaled $379,734, $376,170 and $106,137 USD, respectively.

The Company recognized and accrued interest expense of $21,494 and $13,652 and $1,039 during the years ended December 31, 2018, 2017 and 2016, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

Sharmi Albrechtsen

(Name)

CEO and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Sharmi Albrechtsen

(Name)

CEO and Director

(Title)

April 20, 2019

(Date)



(Signature)

Jesper Nissen

(Name)

COO and Director

(Title)

April 20, 2019

(Date)

EXHIBIT A. Financial Statements

I, Sharmi Albrechtsen, the President & CEO of SMARTGURLZ US, Inc., hereby certify that the financial statements of SMARTGURLZ, Inc. and notes thereto for the periods ending December 2018 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2019



_____ (Signature) _____CEO and Founder_____ (Title) __20th of April 2019__ (Date)

SMARTGURLZ US INC. AND SUBSIDIARIES

CONSOLIDATED FINANICAL STATEMENTS (unaudited)

December 31, 2018 and 2017

SMARTGURLZ US, INC. AND SUBSIDIARIES

Consolidated Financial Statements (Unaudited)

December 31, 2018 and 2017

Table of Contents

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(unaudited)

December 31, 2018 and 2017

Assets		2018	2017
Current assets:			
Cash and cash equivalents	$	30.123	33.127
Inventory		249.705	428.461
Prepaid expenses and other assets		24.973	42.423
Total current assets		304.801	504.011
Machinery and equipment, net		48.302	31.145
Total assets	$	353.103	535.156

Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	42.499	48.772
Accrued payroll and related expenses		39.988	54.725
Shareholder advances		12.453	13.076
Note payable to shareholder		119.510	70.034
Crowd notes		531.370	—
Note payable		91.032	103.582
Revolving line of credit		138.223	248.613
Total current liabilities		975.075	538.802
Note payable to shareholder		260.224	306.136
Note payable		89.991	—
Total liabilities		1.325.290	844.938
Stockholders' equity:			
Common stock: 1,000,000 and 767,311 shares outstanding		—	—
Additional paid-in capital		554.834	554.834
Accumulated deficit		(1.530.481)	(853.964)
Accumulated other comprehensive loss		3.460	(10.652)
Total stockholders' equity		(972.187)	(309.782)
Commitments and contingencies		—	—
Total liabilities and stockholders' equity	$	353.103	535.156

The accompanying notes are an integral part of these consolidated financial statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statement of operations ad comprehensive loss

(unaudited)

For the Years Ended December 31, 2018 and 2017

		2018	2017
Net sales	$	381.870	765.177
Cost of goods sold		(190.799)	(334.763)
Gross profit		191.071	430.414
Operating expenses:			
Selling expenses		424.429	374.421
Wages and related payroll expenses		261.698	284.385
Research and development		43.528	201.993
General and administrative		173.114	126.926
Operating expenses		902.769	987.725
Other income (expense):			
Grant revenue		95.498	94.916
Interest expense		(78.776)	(19.552)
Foreign exchange gain(loss)		(4.178)	(2.153)
Total other income (expenses)		12.544	73.211
Net loss before provision for income taxes		(699.154)	(484.100)
Provision for income tax		22.637	50.266
Net loss		(676.517)	(433.834)
Other comprehensive loss, net of tax:			
Foreign currency translation adjustments		14.112	(6.883)
Comprehensive loss	$	(662.405)	(440.717)

The accompanying notes are an integral part of these consolidated financial statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity[J]

(unaudited)

Years ended December 31, 2018 and 2017

	Common stock # of Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2016	767	$	554.834	(420.130)	(3.769)	130.935
Net loss	—		—	(433.834)	—	(433.834)
Other comprehensive income	—		—	—	(6.883)	(6.883)
Share adjustment upon acqusiton of subsidiary	999.233					
Balances at December 31, 2017	1.000.000		554.834	(853.964)	(10.652)	(309.782)
Net income	—		—	(676.517)	—	(676.517)
Other comprehensive income	—		—	—	14.112	14.112
Balances at December 31, 2018	1.000.000	$	554.834	(1.530.481)	3.460	(972.187)

The accompanying notes are an integral part of these consolidated financial statements

SMARTGURLZ US INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(unaudited)

For the years ended December 31, 2018 and 2017

	2018	2017
Cash flows provided by operating activities:		
Net loss	$ (676.517)	(433.834)
Adjustments to reconcile net loss to cash used by operating activities:		
Depreciation and amortization	22.718	18.492
Changes in operating assets and liabilities:		
Inventory	178.756	(386.200)
Prepaid expenses and other assets	17.450	4.883
Accounts payables and accrued expenses	(5.273)	26.486
Accrued payroll and related expenses	(14.737)	47.975
Cash provided by operating activities	(477.603)	(722.198)
Cash flows from investing activities:		
Purchase of machinery & equipment	(40.875)	(7.223)
Net cash used in investing activities of continuing operations	(40.875)	(7.223)
Cash flows from financing activities:		
Net proceeds (payments) from shareholder advances	(623)	(6.419)
Net proceeds from related party promissory note	3.564	270.033
Proceeds from payment of subscription receivable	—	106.137
Proceeds from Crowd notes	531.370	—
Proceeds from (Repayment) of Note payable	77.441	103.582
Proceeds from (Repayment) of line of credit	(110.390)	248.613
Net cash provided by financing activities	501.362	721.946
Effect of foreign exchange rates on cash	14.112	(6.883)
Net increase (decrease) in cash	(3.004)	(14.358)
Cash, cash equivalents and restricted cash at beginning of year	33.127	47.485
Cash, cash equivalents and restricted cash at end of year	$ 30.123	33.127

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
SmartGurlz US Inc. ("SG Inc.") is a Delaware corporation incorporated on May 3, 2017. The Company provides a line of friendly self-balancing robots and action dolls that engage and encourage girls to learn to code, allowing girls six and up to immerse themselves in Science, Technology, Engineering, and Math ("STEM").

SmartGurlz A/S ("SG AS") was initially formed on April 30, 2015 as a private limited company ("ApS") in Denmark with the purpose to develop, manufacture, and market STEM products. On August 23, 2016, SG AS changed to a stockbased corporation.

On August 21, 2017, a stock exchange agreement was approved and executed by the board of directors. Pursuant to this exchange agreement, the three shareholders holding all authorized shares of SG AS agreed to exchange all their shares of SG AS for a proportional amount of the total authorized shares of SG Inc. This resulted in 767 shares of SG AS stock exchanged for 1,000,000 shares of SG Inc. Upon the execution of the agreement, SG AS became a whollyowned subsidiary of SG Inc. There was no change in relative control between the three shareholders as a result of this stock exchange. For financial accounting purposes, the exchange resulted in a recapitalization in which the consolidated financial statements are prepared retroactively to include operations of SG AS prior to the merger.

Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements of SmartGurlz US Inc. and its wholly-owned subsidiary,
SmartGurlz A/S (together referred to as "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The consolidated financial statements are presented in United States Dollars. SG Inc.'s functional currency is
United States Dollars. SG AS's functional currency is Danish Krone ("DKK"), and have been translated for financial statement presentation. The translation from SG AS's functional currency to United States Dollars resulted in a foreign currency adjustment of $2,791 and $(6,883) at December 31, 2018 and 2017, and was recorded as comprehensive loss on the Consolidated Statements of Operations and Comprehensive Loss.

The accompanying consolidated financial statements include the accounts of SG Inc and SG AS. All significant
intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $234,378 and $137,941 in advertising costs, respectively.

Risks and Uncertainties
As of December 31, 2016, the Company commenced full-scale operations. The Company's activities since inception consisted primarily of product and business development, and efforts to raise capital and expand its customer base.

As the Company continues to grow and expand its operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition
The Company recognizes revenue on sales of its flagship products only when all of the following criteria have been met:
• Persuasive evidence of an arrangement exists;
• Delivery has occurred or services have been rendered;
• The fee for the arrangement is fixed or determinable; and
• Collectability is reasonably assured.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in federally-insured bank deposit accounts.

Inventory
Inventory is stated at the lower of cost or market and is accounted for using the first in first out basis ("FIFO"). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at December 31, 2018 and 2017.

Machinery and Equipment
Machinery and equipment is recorded at cost. The Company capitalizes individual machinery and equipment over $2,000 and with a useful life of greater than one year. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a longlived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017. See Note 8 for further discussion.

Software
Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final software product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. During the years ended December 31, 2018 and 2017, there were no significant software development costs requiring capitalization and subsequent amortization pursuant to ASC Section 985.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and atleast one significant model assumption or input is unobservable.

The carrying amounts reported in the Consolidated Balance Sheets approximate their fair value.

Income Taxes
The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years from inception are open for potential examination. SG AS operates in Denmark and accounts for income taxes based on the provisions promulgated by the Danish Ministry of Taxation, which has a statute of limitation of three years from the date of the return.

SG Inc. has operating losses that are expected to result in a net operating loss for tax purposes, on which, future tax benefits may be recognized. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term on any net operating loss, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements
No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events
Management has evaluated events through April 10, 2019, the date that these financial statements were available to be issued. See Note 10.

NOTE 2 – COMMON STOCK

The Company has 1,000,000, $0.000001 par value, shares of common stock authorized at December 31, 2018. At December 31, 2018, there were 1,000,000 common shares issued and outstanding.
During 2017, the Company issued 1,000,000 common shares to three individuals in exchange for their ownership interest in SG AS. After the issuance, SG AS became a wholly-owned subsidiary of SG Inc.

NOTE 3 – NOTE PAYABLE AND LINE OF CREDIT

During 2017, the Company entered into a loan agreement to borrow $174,000 from the Company's primary
distributor. The note bears interest at 6% per annum and matures upon the termination of exclusive distribution agreement between the Company and the distributor. At December 31, 2018 and 2017, the balance of outstanding principal was $31,032 and $103,582, respectively.

Also during 2017, the Company entered into a line of credit agreement with distributor to borrow up to $5,000,000 to be used for certain expenses required to manufacture, market, and sell products in the distributor's market. This line of credit is noninterest bearing. The distributor is entitled to 30% of the net profit generated on sales in the United States and Canada. At December 31, 2018 and 2017, the balance of outstanding principal was $138,223 and $248,613, respectively.

These two agreements mature upon the expiration of the exclusive distribution agreement, which is December 31, 2019. The distribution will be renegotiated prior to expiration, after which, the agreement will automatically renew for an additional one-year term at every future termination date.

If the Company is unable to repay the amount owed on the line of credit at termination of the exclusive distribution agreement the Company will sell to the distributor, no more than 30% of common shares of SG AS.

During 2018, the Company entered into a loan agreement to borrow $147,500, to be used for finance the Company's activities. The lender is guaranteed a return of $32,500 for the period ended October 31, 2018. Subsequently the loan accrues interest of 20% pa. The loan is repaid based on a fixed percentage of gross profit or a minimum monthly payment of $2,500. At December 31, 2018, the outstanding balance including accrued interest was $149,991.

NOTE 4 – CROWD NOTES

During 2018, the Company was successful in raising crowd funding. The crowd funding is in form of a Crowd note that matures December 29, 2019. The note accrues 5% interest pa. The note can be converted to equity with a 20% discount compared to different valuations of the company, if the company raises additional equity financing, is sold or after the notes mature as of December 29, 2019.

At December 31, 2018, the outstanding balance including accrued interest was $531,370.

NOTE 5 – BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going
concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,519,160 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2017 and 2016, a shareholder advanced funds to the Company to be used in operations. These advances were non-interest bearing. At December 31, 2018 and 2017, unpaid advances totaled $12,453 and $13,076, respectively.

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately $112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totaling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totaled $379,734 and $376,170 USD, respectively.

The Company recognized and accrued interest expense of $21,494 and $13,652 during the years ended December 31, 2018 and 2017, respectively.

Future minimum payments of above debt are 200,000 DKK (approximately $30,000 USD) per year, until the
principal balance is repaid in full.

NOTE 7 – OPERATING LEASES

SG AS leases office space in Lyngby, Denmark. The lease requires monthly payments of 5,346 DKK (approximately $805 USD) and has been terminated by 31st of January 2019. During the year ended December 31, 2018 and 2017, rent expense recognized under this lease agreement totaled $13,247 and $20,832 and was recorded in general and administrative expense on the Consolidated Statements of Operations and Comprehensive Loss.

NOTE 8 – GRANT REVENUE

During 2017 and 2016, the Company recognized revenue related to two separate grants from Innovation Fund to be used on the InnoBooster program. One grant allows the Company to submit certain agreed-upon costs up to a maximum of 1,329,075 DKK (approximately $200,000 USD) during the period from February 2017 through February 2018 for reimbursement. As of December 31, 2018 and December 31, 2017, $95,498 and $94,916 USD, respectively of the budgeted costs have been submitted, approved, reimbursed to the Company, and recorded as revenue.

NOTE 9 – MACHINERY AND EQUIPMENT

Machinery and equipment consists of the following at December 31:

		2018	2017
Tooling	$	50.367	50.367
Concept development		40.875	—
Computers		2.641	2.641
Equipment		6.301	6.301
	$	100.184	59.309
Accumulated depreciation		(49.056)	(25.974)
Effect of change in foreign exchange rates		(2.826)	(2.190)
Total Machinery and equipment	$	48.302	31.145

The useful life of all assets was estimated at five years. Depreciation expense for the years ended December 31, 2018 and 2017 was $22,718 and $18,492, respectively, and was allocated between research and development, general and administrative, and selling expenses, based on estimated usage.

NOTE 10 – CONCENTRATIONS

The Company operates in European and North American markets. Substantially all of its sales revenues are
facilitated through contracted distributors. During 2018 and 2017, approximately 95% and 84%, respectively of sales were facilitated through one distributor.